

Mail Stop 4561

January 18, 2017

Mr. William D. Jenkins, Jr.
Chief Executive Officer
Barracuda Networks, Inc.
3175 S. Winchester Blvd.
Campbell, CA 95008

> **Re: Barracuda Networks, Inc.**
> **Form 10-K for the Fiscal Year Ended February 29, 2016**
> **Filed May 4, 2016**
> **File No. 001-36162**

Dear Mr. Jenkins:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief/
Office of Information Technologies and Services